Exhibit 99.166
news release

6 Adelaide Street East, Suite 500	Shares outstanding: 45,943,827
Toronto, ON M5C 1H6	TSX: BLE, BLE.WT
Frankfurt: A6R
February 27, 2006
Blue Pearl, Endako sign memorandum for milling circuit
Blue Pearl Mining is pleased to announce that it has signed a Memorandum of Understanding (“MOU”) with Endako Mines (a joint venture of Thompson Creek Mining Ltd. and Sojitz Moly Resources Inc.) for construction of a milling circuit to process ore from Blue Pearl’s Davidson Project near Smithers, B.C. at Endako’s mine site near Fraser Lake, B.C.
Blue Pearl will build, at its expense, a milling circuit capable of processing 2000 tonnes of ore per day and producing saleable molybdenum concentrate at the Endako Mine, approximately 200 km by road from the Davidson Project. Blue Pearl will benefit from Endako’s existing infrastructure. Under the terms of the MOU, Endako will provide the management, supplies and personnel to operate the Blue Pearl circuit and will be responsible for its maintenance. Blue Pearl will pay Endako for the costs of operating the circuit.
Blue Pearl engaged Hatch Ltd. in 2005 to undertake a feasibility study on mining a high grade portion of the Davidson Project’s Main Deposit, shipping ore to an area facility and constructing a 2000-tonne-per-day milling circuit. The study is focusing on a portion of the orebody containing a measured and indicated resource of 6,680,000 tonnes grading 0.599% MoS2 (0.39% Mo) at a cutoff grade of 0.44% MoS2. This portion of the deposit is estimated to contain 52.8 million pounds of molybdenum. This resource is part of a larger deposit estimated to contain a measured and indicated mineral resource of 75.3 million tonnes grading 0.295% MoS2 at a cutoff grade of 0.20% MoS2. This mineral resource was estimated by Giroux Consultants Ltd. in a Technical Report filed on Sedar on March 7, 2005. Regarding this mineral resource, Gary Giroux, P. Eng., is the independent qualified person in accordance with National Instrument 43-101. Molybdenum currently sells for approximately US$24 per lb. The feasibility study is expected to be completed in the third quarter of 2006. Further testing will be carried out to ensure compatibility of Blue Pearl’s material with the Endako facility.
On signing of a definitive agreement, which is expected to take place before May 31, 2006, Blue Pearl will pay Endako US$5 million, half of which may be paid, at Blue Pearl’s discretion, in Blue Pearl shares.
Blue Pearl will also pay to Endako a sliding-scale fee based on the market price of molybdenum, ranging from US$0.80 to US$2.00 per pound of molybdenum produced, subject to a minimum monthly fee. The MOU, which is non-binding, allows for separate agreements to deal with the roasting and marketing of Blue Pearl’s concentrate.
About Blue Pearl
Blue Pearl is a Canadian mineral resource company focused solely on developing the Davidson molybdenum project near Smithers, B.C. For further information please visit our web site at www.bluepearl.ca or contact:

Ian McDonald, Chairman & CEO	Christina Lalli
or Jim Borland, Investor Relations Director	Renmark Financial Communications Inc.
Blue Pearl Mining Ltd.	Tel.: 514-939-3989
Telli: 416- 860-1438, toll free: 1-800-827-0992	clalli@renmarkfinancial.com
info@bluepearl.ca